SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549



04033526

FORM 11-K/A
(Amendment No. 1)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]**

For the fiscal year ended December 31, 2003

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from _____ to _____

Commission file number _____ 1-368-2 _____

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Texaco Puerto Rico Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ChevronTexaco Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date ___June 22, 2004___

ChevronTexaco Corporation, Plan Administrator
By: Walker C. Taylor, Asst. Secretary
ChevronTexaco Corporation

EXPLANATORY NOTE

The purpose of this Amendment No. 1 on Form 11-K/A is to include the Consent of Independent Registered Public Accounting Firm provided to us on the filing date but inadvertently excluded from the Form 11-K manually filed with the Securities and Exchange Commission on June 9, 2004. There are no other changes to the Form 11-K filed on June 9, 2004 for the year ended December 31, 2003.

EXHIBIT INDEX

Exhibit No.	Description
1	Consent of Independent Registered Public Accounting Firm, dated May 21, 2004.
2	Financial Statements of the Texaco Puerto Rico Inc. Retirement Savings Plan for the fiscal year ended December 31, 2003, prepared in accordance with the financial reporting requirements of ERISA.



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

Exhibit 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-72672) of ChevronTexaco Corporation of our report dated May 21, 2004 relating to the financial statements, which appear in this Form 11-K.

Morris, Davis & Chan

May 21, 2004
Oakland, California

TEXACO PUERTO RICO INC.
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

TOGETHER WITH REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2003 AND 2002

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

TEXACO PUERTO RICO INC. RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and
    Plan Administrator
Texaco Puerto Rico Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the **Texaco Puerto Rico Inc. Retirement Savings Plan** (the Plan), as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedules of assets held for investment purposes as of December 31, 2003 and reportable transactions for the year then ended, are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. These supplementary schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris, Davis & Chan

May 21, 2004
Oakland, California

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032

Offices in San Francisco, California and Charlotte, North Carolina

TEXACO PUERTO RICO INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
Investments, at fair value:		
ChevronTexaco Corporation Common Stock	$ 3,724,082	$ 2,755,940
Shares of registered investment companies	3,412,323	2,793,763
Participant loans	297,776	288,003
Cash equivalents	-	566
Accounts receivable:		
Employer contributions	15,006	17,027
Employee contributions	23,803	27,602
Loan repayments in transit	9,543	8,878
Net assets available for benefits	$ 7,482,533	$ 5,891,779

The accompanying notes are an integral part of the financial statements.

TEXACO PUERTO RICO INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Investment Income:		
Interest	$ 15,558	$ 16,388
Dividends	122,488	110,884
Net appreciation (depreciation) in fair value		
of investments	1,446,245	(1,485,204)
	1,584,291	(1,357,932)
Contributions:		
Employer	211,038	224,645
Employee	343,011	368,336
	554,049	592,981
Total additions	2,138,340	(764,951)
Benefits paid	547,586	470,665
Total deductions	547,586	470,665
Increase (decrease) in net assets available for benefits	1,590,754	(1,235,616)
Net assets available for benefits:		
Beginning of year	5,891,779	7,127,395
End of year	$ 7,482,533	$ 5,891,779

The accompanying notes are an integral part of the financial statements.

Note 1. Description of the Plan

In addition to the following, participants should refer to the Summary Plan Description and Prospectus of the Texaco Puerto Rico Inc. Retirement Savings Plan for a more complete description. ChevronTexaco Corporation is the Plan sponsor.

Effective Date of Plan. The Savings Program of the Employee Benefits Plan of Texaco Puerto Rico Inc. (Savings Program) was amended and restated to include a qualified cash or deferred arrangement under Section 165(e) of the Puerto Rico Internal Revenue Code (PRIRC) and renamed the Texaco Puerto Rico Inc. Retirement Savings Plan (the Plan), effective March 1, 1994.

The Plan is a defined contribution plan, which is subject to and complies with the Employee Retirement Income Security Act of 1974, as amended, (ERISA) and the applicable sections of PRIRC. The funds in the Plan are held in trust under one or more trust agreements.

Effective December 12, 1994, the Plan was amended to comply with the Uniformed Services Employment and Reemployment Rights Act of 1994.

Eligibility. Employees of Texaco Puerto Rico Inc. or a participating company (Company) are eligible to participate in the Plan if they are on a Puerto Rico payroll and are not represented by a labor organization or are represented by a labor organization that has bargained for and agreed to participation in the Plan. An eligible employee may join the Plan upon completion of one year of Eligibility Service (1,000 hours of service within a 12-month period ending on the employee's anniversary of employment). Independent contractors and leased employees are not eligible to participate in the Plan.

Participant Accounts. Funds for the participant's benefit are held in an Employee Account and an Employer Account. The Employee Account is comprised of all employee contributions, including those made on a pre-tax and after-tax basis, and rollovers from another Puerto Rico tax-qualified benefit plan and earnings on these amounts. The Employer Account is comprised of Company contributions made under the current Plan and Company contributions made under the prior Savings Program.

Trustees. Banco Popular de Puerto Rico (Banco Popular) serves as trustee under the Plan and is responsible for the control and disbursement of Plan assets. First Union-National Bank acts as custodian for the ChevronTexaco Common Stock Fund. Vanguard Fiduciary Trust Company (Vanguard) is custodian for all other securities held in the participants' accounts and also serves as recordkeeper for the Plan. Both the trustee and custodians hold and administer the funds in the participants' accounts and have the authority to manage the assets of the Plan in accordance with its terms and those of the trust agreement.

TEXACO PUERTO RICO INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Note 1. Description of the Plan (Continued)

Vesting. All participants in the Plan are fully vested in their accounts at all times.

Base Pay. A participant's contributions will be based on actual Base Pay. Base Pay means regular salary or wages, excluding overtime, extra pay, commissions, shift differentials, living or other allowances, and severance pay, all as determined by the Company. Base Pay is not reduced by the amount of a participant's pre-tax contributions.

Employee Contributions. A participant who contributes from 2% to 5% of Base Pay to the Plan (referred to as the Basic contribution) is entitled to receive a 100% matching contribution from the Company in the form of an allocation of ChevronTexaco Corporation Common Stock. Participants may contribute on a pre-tax basis an additional 1% to 5% of Base Pay (referred to as the Supplemental contribution) and benefit from the tax-free buildup of earnings on these contributions. Supplemental contributions in excess of the 5% Basic contributions will not result in an increased Company matching contribution. Total pretax contributions are limited by law and may not exceed 10% of annual compensation or $8,000 annually, whichever is less. Effective March 1, 1998, after-tax supplemental contributions can be made provided that total supplemental contributions do not exceed 11%, however, after-tax contributions are permitted only after the participant makes deferred contributions of 10%.

Participants may change the percentage they contribute on a pre-tax or after-tax basis to the Plan, on the prospective January 1 or July 1.

A participant may voluntarily suspend contributions to the Plan at any time, but any such suspension may not be for a period of less than six months, and such suspension will apply simultaneously to both pre-tax and after-tax contributions. Participants can contribute to the Plan as long as they are paid some portion of their Base Pay and their contributions will be based on the amount of Base Pay actually paid for each pay period.

The Company may reduce the percentage allocated by certain highly compensated employees in order to satisfy the limitations imposed by PRIRC.

Investments. Participants' contributions are invested in ChevronTexaco Corporation Common Stock and/or one or more of the five Vanguard mutual fund options, as directed by the participant.

Note 1. Description of the Plan (Continued)

Investments representing 5% or more of the Plan's net assets were the following:

	December 31,	
	2003	2002
ChevronTexaco Corporation Common Stock	$3,724,082*	$2,755,940*
Vanguard Prime Money Market Fund	491,692	653,813
Vanguard 500 Index Fund	2,652,968	1,864,716

* Non-participant directed

The following represents the net appreciation (depreciation) by investment type for the years ended December 31, 2003 and 2002:

	2003	2002
ChevronTexaco Corporation Common Stock	$ 856,586	$ (923,356)
Shares of registered investment companies	589,659	(561,848)
	$ 1,446,245	$(1,485,204)

Sales and Purchases. The Plan restricts sales and purchases of units of the ChevronTexaco Common Stock Fund. Participants are limited to two sales or two purchases in a calendar month. Both transactions in a calendar month must be the same type of transaction. The limitation will not apply to any transaction where a participant directs the sale from the ChevronTexaco Common Stock Fund to provide cash for a loan. Furthermore, participants may not buy units of the ChevronTexaco Common Stock Fund within 60 days following the most recent sale of that Fund, and conversely, they may not sell units of the ChevronTexaco Common Stock Fund within 60 days following the most recent purchase of that Fund.

Note 1. Description of the Plan (Continued)

Loans. The Loan feature allows participants to borrow funds from their Plan accounts, subject to certain restrictions and limitations. Participants may borrow up to the lesser of $50,000 or 50% of their Plan Account. The minimum loan is $1,000. The minimum term for repayment of any loan is one year and the maximum term is five years. However, the maximum term for repayment of a home loan is 15 years. Loans bear a fixed rate of interest equal to the prime lending rate published in the Wall Street Journal on the last business day of the month preceding the date the loan is made. Participants may not have more than one loan outstanding at a time. Because the loan amounts and repayment provisions meet the requirements of the PRIRC, loans are not treated as taxable distributions from the Plan.

The Plan imposes a twelve-month suspension for any loan default during employment and requires repayment of the outstanding principal balance of any defaulted loans, plus interest accrued on this amount from the date of default to date of repayment, prior to qualifying for an additional loan.

Distribution upon separation from Service. Upon separation of service, participants have the option to withdraw the full value of their Plan Account, or if a participant's balance is greater than $200, they can defer receiving their distribution to any time before attaining age 65. At such time as the participants are entitled to and elect to receive the total value of their Plan Account, they shall have the right: (1) to receive a lump-sum distribution in cash and/or in-kind of the ChevronTexaco Common Stock held as an investment in their accounts, and (2) to have all other investments held in their accounts sold and distributed in cash.

In-Service Withdrawals. Eligible participants are allowed to make withdrawals of their after-tax contributions, plus any earnings, and Company contributions made prior to March 1, 1994, plus any earnings. A participant may withdraw up to 100% of the value of his or her account, provided, however, that if he or she is not at least age 59½, he or she must first qualify for a hardship withdrawal. Participants are allowed to make up to two hardship withdrawals per year, but not more than one per calendar quarter.

Note 2. Summary of Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting, and investments in securities reflect market values that are based on published quotations supplied by the trustee and custodians.

TEXACO PUERTO RICO INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Note 2. Summary of Significant Accounting Policies (Continued)

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Purchases and sales of securities are recorded on a trade-date basis. Participants' accounts are credited with interest and dividends earned on investments held in their account when paid and with gains on sales of investments. Participants' accounts are charged with expenses in connection with the purchase and sale of investments and with losses on the sales of investments.

Market appreciation/depreciation on securities is realized when the investments are sold. Net gains and losses from securities transactions are computed using the average cost method. The Vanguard investments are valued at the per-share quoted net asset value (redemption value) of the respective investment. Vanguard accounts for the ChevronTexaco Common Stock Fund on the unit basis method.

Trustee fees are paid by the Company. Currently, there are no recordkeeping costs incurred by the Company or participants.

Note 3. Income Taxes

Pursuant to a determination from the Puerto Rico Treasury Department, the Plan is exempt from Puerto Rican income taxes under Section 165(a) of the PRIRC, as part of a profit-sharing plan for the exclusive benefit of employees or their beneficiaries. Participants are not subject to Puerto Rico income tax on Company contributions or accrued income until some or all of the Plan Account is withdrawn.

The Plan has been amended since receiving the determination letter from the Puerto Rico Treasury Department. However, the Plan administrator and legal counsel are of the opinion that the Plan is currently designed and being operated in compliance with the applicable requirements of the Act, and, therefore, continues to be qualified and the related trust continues to be tax-exempt.

Note 4. Plan Modification or Termination

The Company reserves the right, subject to certain limitations, to change, discontinue or terminate the Plan at any time, and any participating company may withdraw from it at any time. If the Plan should be terminated, in whole or in part, or if a modification should adversely affect the rights of participants to the use or withdrawal of their contributions, such participants will be entitled to withdraw the full value of their Plan Account, to the extent allowed by law. Upon the complete discontinuance of contributions to the Plan on a permanent basis by the Company, any participants affected by such action shall be entitled to withdraw the full value of their Plan Account, to the extent allowed by law.

Note 5. Non-participant Directed Investments

The information about the net assets and the changes in net assets relating to the non-participant-directed investments is as follows:

	December 31,	
	2003	2002
Investments, at fair value:		
ChevronTexaco Corporation Common Stock	$3,724,082	$2,755,940
Accounts receivable:		
Employer contributions	15,006	17,027
Employee contributions	5,662	7,822
Loan repayments in transit	3,249	3,364
Net assets available for benefits	$3,747,999	$2,784,153

TEXACO PUERTO RICO INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

Note 5. Non-participant Directed Investments (Continued)

	Years Ended December 31	
	2003	2002
Investment Income:		
Dividends	$ 122,488	$ 110,884
Net appreciation (depreciation) in fair value of investments	856,586	(923,356)
Contributions:		
Employer	211,013	224,645
Employee	86,139	99,952
Participant loan repayments	43,253	41,032
Total additions	1,319,479	(446,843)
Benefits paid	321,806	314,316
Participant loan withdrawals	35,321	61,691
Total deductions	357,127	(376,007)
Increase (decrease) in net assets available for benefits	962,352	(822,850)
Transfer (to) from other funds	1,494	(118,185)
Net assets available for benefits:		
Beginning of year	2,784,153	3,725,188
End of year	$ 3,747,999	$ 2,784,153

Note 6. Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

TEXACO PUERTO RICO INC. RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	ChevronTexaco Corporation	Common Stock 43,108 shares	$ 2,886,322	$ 3,724,082 (a)
*	Vanguard Prime Money Market Fund	Registered Investment Company 491,692 units	491,692	491,692
*	Vanguard 500 Index Fund	Registered Investment Company 25,840 units	2,535,496	2,652,968
*	Vanguard Long-Term Treasury Fund	Registered Investment Company 18,646 units	201,180	212,000
*	Vanguard Windsor II Fund	Registered Investment Company 1,693 units	45,181	44,841
*	Vanguard International Growth Fund	Registered Investment Company 671 units	9,459	10,822
*	Participant Loans	4.12% to 9.5%	-	297,776
	Total investments			$ 7,434,181

(a) Represents both participant and non-participant directed investments.

* Party-in-interest

TEXACO PUERTO RICO INC. RETIREMENT SAVINGS PLAN
SCHEDULE H - PART IV, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
ChevronTexaco Corporation	Common Stock	$ 475,375	$ -	N/A	$ -	$ 475,375	$ 475,375	$ -
ChevronTexaco Corporation	Common Stock	-	357,917	N/A	-	330,866	357,917	27,051

TEXACO PUERTO RICO INC. RETIREMENT SAVINGS PLAN
SCHEDULE H - PART IV, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
ChevronTexaco Corporation	Common Stock	$ 475,375	$ -	N/A	$ -	$ 475,375	$ 475,375	$ -
ChevronTexaco Corporation	Common Stock	-	357,917	N/A	-	330,866	357,917	27,05

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